March 7, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Titan Acquisition Corp.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted January 3, 2025
CIK No. 0002009183

Ladies and Gentlemen:

On behalf of our client, Titan Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 23, 2025, relating to the Company’s Amendment No. 3 to Draft Registration Statement on Form S-1, confidentially submitted to the Commission on January 3, 2025.

The Company is concurrently filing via EDGAR Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted January 3, 2025

Cover Page

1.	We note your response to prior comment 2 and your disclosure in paragraph 16 with respect to how the anti-dilution adjustment may result in material dilution. Please also address whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into units may result in a material dilution of the purchasers’ equity interests. Please similarly revise your disclosure on pages 15 and 115 outside the table to clearly state that the conversion of the warrants on a cashless basis may result in material dilution. Additionally, please specifically revise to address the 6,325,000 shares purchased by the founders and the nominal price paid for these shares. Please refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 16 and 117 to address the Staff’s comment.

2.	We note your response to prior comment 3 and reissue in part. Please revise your disclosure to clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. See Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page to address the Staff’s comment.

The Offering

Ability to extend time to complete initial business combination, page 30

3.	We note your response to prior comment 7 and reissue in part. Please expand your disclosure to address the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the page 31 to address the Staff’s comment.

Dilution, page 95

4.	We note your response to prior comment 11 and we are unable to locate your revisions. As such, we reissue prior comment 11. Please expand your disclosure on page 95 to narratively describe each material potential source of future dilution not included in the table. Your revisions should address, but not be limited to, a discussion of the anti-dilution provisions in the Class B ordinary shares and potential ordinary shares to be issued to shareholders of a potential business combination target as consideration. Please also expand your narrative disclosure on page 38 to discuss the anti-dilution provisions in the Class B ordinary shares. Reference is made to Item 1602(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 96 to address the Staff’s comment.

Proposed Business, page 105

5.

We note your response to prior comment 12. We are unable to locate your revisions in response to this comment and reissue. Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation S-K. Please also revise your disclosure on page 134 to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it inadvertently referenced an incorrect page in the previous response letter. The Company advises the Staff that it revised its disclosure on pages 138 and 139 to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

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